Exhibit 5.1

December 27, 2002

Prudential Financial, Inc.
751 Broad Street
Newark, NJ 07102

Ladies and Gentlemen:

We have acted as special New Jersey counsel to Prudential Financial, Inc., a New Jersey corporation (the “Company”), in connection with the filing by the Company of a Registration Statement on Form S-8 (the “Registration Statement”) relating to (i) 100,000 shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), authorized for issuance under The Prudential Deferred Compensation Plan for Non-Employee Directors (the “Plan”), and (ii) $50,000,000 of deferred compensation obligations under the Plan (the “Deferred Compensation Obligations”).

We have examined the originals, or copies certified or otherwise identified to our satisfaction, of the Plan and such other corporate records, documents, certificates or other instruments as in our judgment are necessary or appropriate to enable us to render the opinion set forth below.

Based on the foregoing, we are of the opinion that (i) the Common Stock has been duly authorized and, when issued in accordance with the terms of the Plan, will be legally issued, fully paid and non-assessable, and (ii) the Deferred Compensation Obligations, when incurred in accordance with the terms of the Plan, will be binding obligations of the Company.

The foregoing opinion is limited to the laws of the State of New Jersey, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/S/    MCCARTER & ENGLISH, LLP